Exhibit 99.47

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Rio Alto Mining Limited (the “Company” or “Rio Alto”)
Suite 810 - 706 - 7th Avenue S.W.
Calgary, Alberta T2P 0Z1

2.	Date of Material Change

November 30, 2010, December 1, 2010 and December 2, 2010

3.	News Release

A press release was disseminated on each of November 30, 2010, December 1, 2010 and December 2, 2010 via Marketwire.

4.	Summary of Material Change

The Company completed a private placement (the “Private Placement”) for aggregate gross proceeds of C$20,271,311.76 via the issuance of 12,066,257 Common Shares at a price of C$1.68 (US$1.65) per Common Share.

5.	Full Description of Material Change

5.1 Full Description of Material Change

On November 30, 2010, December 1, 2010, and December 2, 2010, respectively, the Company closed three separate tranches of its previously-announced Private Placement. 7,626,575, 3,906,382 and 533,300 Common Shares were issued on each of the respective tranche closings for a total issuance of 12,066,257 Common Shares.

Rio Alto received total gross proceeds of C$20,271,311.76 pursuant to this private placement.

The Common Shares issued at this closing of the Private Placement are subject to a statutory resale restriction period of four months and a day from the date of closing. The completion of the Private Placement is subject to final approval from the TSX Venture Exchange.

In connection with this tranche of the private placement, Rio Alto paid an agency fee of US$1,189,991 to KALLPA Securities Sociedad Agente de Bolsa S.A., the agent for the Private Placement, as well as C$144,648 and C$31,358 to two other arm’s-length finders.

Of the net proceeds of the Private Placement, $10 million will be used by Rio Alto to develop La Arena Gold Oxide Project in Peru and for related working capital requirements with the balance to be used by Rio Alto to partially exercise its option under the Option and Earn-in Purchase Agreement dated June 15, 2009 to acquire shares of La Arena S.A., the owner of La Arena Project, and to conduct exploration activities on other areas of La Arena Project.

Reader Advisory

Certain statements contained herein constitute forward-looking statements, including the expected amount of and use of proceeds. Rio Alto believes the expectations reflected in these forward looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements in this press release should not be unduly relied upon. Forward looking statements included in this report are made as of the date of this press release and Rio Alto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities legislation.

5.2 Disclosure for Restructuring Transactions

N/A

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officer

The name and business number of the executive officer of Rio Alto Mining Limited who is knowledgeable about the material change and this report is:

Anthony Hawkshaw, CFO & Director
Phone: +1 604 628 1401
Phone: +511 625 9900Telephone: (403) 236-5089

9.	Date of Report

December 7, 2010